STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

40 - 33

Michael D. Mabry
MMabry@stradley.com
215-564-8011

04027748

April 29, 2004

BY HAND DELIVERY

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

APR 29 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: PBHG Funds (1940 Act No. 811-04391) (the "Fund")
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended, (the "1940 Act")

Ladies and Gentleman:

Enclosed on behalf of the above-referenced registrant is a private litigation complaint filed pursuant to Section 33(A) of the 1940 Act. The private litigation complaint is in the matter of Garrett v. PBHG Funds, et al. and was filed in the Court of Common Pleas, Philadelphia County in March 2004. We do not believe that this complaint has been formally served on the Fund.

If you have any questions, please contact me at the number above.

Sincerely,

Michael D. Mabry

Enc.
cc: Randolph S. Koch
Division of Investment Management
John M. Zerr, Esquire (w/o enclosures)
William H. Rheiner (w/o enclosures)

Court of Common Pleas of Philadelphia County
Trial Division
Civil Cover Sheet

For Prothonotary Use Only (Docket Number)
MARCH 2004 001343

PLAINTIFF'S NAME	DEFENDANT'S NAME
Eddie D. Garrett	PBHG Funds
PLAINTIFF'S ADDRESS: 4535 Hayes Road, Milton, FL 32583-7648	DEFENDANT'S ADDRESS: 1400 Liberty Ridge Drive, Wayne, PA 19087-5593
PLAINTIFF'S NAME	DEFENDANT'S NAME: Pilgrim Baxter & Associates, Ltd.
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS: 1400 Liberty Ridge Drive, Wayne, PA 19087-5593
PLAINTIFF'S NAME	DEFENDANT'S NAME: Gary L. Pilgrim
PLAINTIFF'S ADDRESS	DEFENDANT'S ADDRESS: 1400 Liberty Ridge Drive, Wayne, PA 19087-5593

TOTAL NUMBER OF PLAINTIFFS

TOTAL NO. OF DEFENDANTS

COMMENCEMENT OF ACTION
- [x] Complaint
- [ ] Petition Action
- [ ] Notice of Appeal
- [ ] Writ of Summons
- [ ] Transfer From Other Jurisdictions

AMOUNT IN CONTROVERSY
- [ ] $50,000.00 or less
- [x] More than $50,000.00

COURT PROGRAMS
- [ ] Arbitration
- [x] Jury
- [ ] Non-Jury
- [ ] Other:
- [ ] Mass Tort
- [ ] Savings Action
- [ ] Petition
- [x] Commerce
- [ ] Minor Court Appeal
- [ ] Statutory Appeals
- [ ] Settlement
- [ ] Minors
- [ ] W/D/Survival

CASE TYPE AND CODE (SEE INSTRUCTIONS)

1C CONTRACT

STATUTORY BASIS FOR CAUSE OF ACTION (SEE INSTRUCTIONS)

RELATED PENDING CASES (LIST BY CASE CAPTION AND DOCKET NUMBER)

IS CASE SUBJECT TO COORDINATION ORDER?
Yes ☐ No ☐
Yes ☐ No ☐
Yes ☐ No ☐

TO THE PROTHONOTARY:

Kindly enter my appearance on behalf of Plaintiff/Petitioner/Appellant:

Papers may be served at the address set forth below.

NAME OF PLAINTIFF'S/PETITIONER'S/APPELLANT'S ATTORNEY
John M. Elliott, Esq.

ADDRESS (SEE INSTRUCTIONS)
Elliott Reihner & Siedzikowski, P.C.
925 Harvest Drive
Blue Bell, PA 19422-1956

PHONE NUMBER
(215) 977-1000

FAX NUMBER
(215) 977-1099

SUPREME COURT IDENTIFICATION NO.
04414

E-MAIL ADDRESS
mak@elliottreihner.com

SIGNATURE
John M. Elliott

DATE
March 4, 2004

(March 4, 2004)

Court of Common Pleas of Philadelphia County
Trial Division

Civil Cover Sheet (Supplemental Parties Form)

Additional Defendant

Fourth Defendant's Name:	**Harold J. Baxter**
Fourth Defendant's Address:	**1400 Liberty Ridge Drive** **Wayne, PA 19087-5593**

EXHIBIT A

COMMERCE PROGRAM ADDENDUM TO CIVIL COVER SHEET

This case *is* subject to the Commerce Program because it is not an arbitration matter and it falls within one or more of the following types (check all applicable):

__ 1. Actions relating to the internal affairs or governance, dissolution or liquidation, rights or obligations between or among owners (shareholders, partners, members), or liability or indemnity of managers (officers, directors, managers, trustees, or members or partners functioning as managers) of business corporations, partnerships, limited partnerships, limited liability companies or partnerships, professional associations, business trusts, joint ventures or other business enterprises, including but not limited to any actions involving interpretation of the rights or obligations under the organic law (e.g., Pa. Business Corporation Law), articles of incorporation, by-laws or agreements governing such enterprises;

__ 2. Disputes between or among two or more business enterprises relating to transactions, business relationships or contracts between or among the business enterprises. Examples of such transactions, relationships and contracts include:

__ a. Uniform Commercial Code transactions;
__ b. Purchases or sales of business or the assets of businesses;
__ c. Sales of goods or services by or to business enterprises;
__ d. Non-consumer bank or brokerage accounts, including loan, deposit cash management and investment accounts;
__ e. Surety bonds;
__ f. Purchases or sales or leases of, or security interests in, commercial, real or personal property; and
__ g. Franchisor/franchisee relationships.

__ 3. Actions relating to trade secret or non-compete agreements;

__ 4. "Business torts," such as claims of unfair competition, or interference with contractual relations or prospective contractual relations;

__ 5. Actions relating to intellectual property disputes;

__ 6. Actions relating to securities, or relating to or arising under the Pennsylvania Securities Act;

✔ 7. Derivative actions and class actions based on claims otherwise falling within these ten types, and consumer class actions other than personal injury and products liability claims;

__ 8. Actions relating to corporate trust affairs;

__ 9. Declaratory judgment actions brought by insurers, and coverage dispute and bad faith claims brought by insureds, where the dispute arises from a business or commercial insurance policy, such as a Commercial General Liability policy;

__ 10. Third-party indemnification claims against insurance companies where the subject insurance policy is a business or commercial policy and where the underlying dispute would otherwise be subject to the Commerce Program, not including claims where the underlying dispute is principally a personal injury claim.

THIS IS NOT AN ARBITRATION CASE.
ASSESSMENT OF DAMAGE HEARING IS REQUIRED.
JURY TRIAL IS DEMANDED.

ELLIOTT REIHNER & SIEDZIKOWSKI, P.C.
By: John M. Elliott, Esquire
Timothy T. Myers, Esquire
Mark A. Kearney, Esquire
Thomas N. Sweeney, Esquire
J. Fred Lorusso, Esquire
Identification Nos. 04414/46959/52032/84192/92283
Union Meeting Corporate Center
925 Harvest Drive, Suite 300
Blue Bell, PA 19422
(215) 977-1000

NICHOLAS A. CLEMENTE, P.C.
By: Nicholas A. Clemente
Identification No. 12075
123 South Broad Street, Suite 1970
Philadelphia, PA

(215) 790-4000

Attorneys for Plaintiff

Eddie D. Garrett, 4535 Hayes Road Milton, FL 32583-7648 on behalf of himself and others similarly situated Plaintiffs, v. PBHG Funds, 1400 Liberty Ridge Drive Wayne, PA 19087-5593 and Pilgrim Baxter & Associates, Ltd., 1400 Liberty Ridge Drive Wayne, PA 19087-5593 and Gary L. Pilgrim 1400 Liberty Ridge Drive Wayne, PA 19087-5593 and Harold J. Baxter 1400 Liberty Ridge Drive Wayne, PA 19087-5593 Defendants.	IN THE COURT OF COMMON PLEAS PHILADELPHIA COUNTY MARCH TERM, 2004 No. ____________ CLASS ACTION COMMERCE DIVISION JURY TRIAL DEMANDED

VERIFIED COMPLAINT

Plaintiff Eddie D. Garrett ("Plaintiff"), on behalf of himself and all other similarly situated persons with identical contracts with Defendant PBHG Funds (hereinafter referred to as "Defendant PBHG Funds") seeks damages arising from Defendant PBHG Funds' breaches of the identical contracts by permitting improper trading in PBHG mutual funds.

Plaintiff also brings this action against Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter"), Gary L. Pilgrim and Harold J. Baxter who were unjustly enriched by the prohibited market-timed trading. Plaintiff alleges as follows:

I. NATURE AND SUMMARY OF THE ACTION

1. Defendant PBHG Funds breached its identical contract with Plaintiff and Members of the Class (hereinafter referred to as a "Holders Class"), by permitting certain favored contracting parties to make a vast number of market-timed exchanges between PBHG equity funds and a PBHG money market fund.

2. The identical PBHG fund prospectuses, issued to Plaintiff and Members of the Holders Class are contracts and set forth the material terms of the contractual relationship between the parties. The contracts explicitly state that PBHG will limit shareholder exchanges into the PBHG Cash Reserves Fund from another PBHG Fund to four (4) times a year. In direct violation of its contract with Plaintiffs and Members of the Holders Class, PBHG allowed certain favored investors to make exchanges well in excess of the four (4) exchange limit in the identical contract.

3. This case is about Defendant PBHG Funds' breach of contract with Plaintiff and members of the Holders Class. This case does *not* involve the representations of a present state of mind; rather it concerns PBHG Funds' breach of its promise to refrain from and eliminate certain conduct, i.e. market timing, during the course of the identical contracts with Plaintiff and

Members of the Holders Class. This case does *not* involve the purchase and sale of a security, including misrepresentations or omissions or fraud in connection with the purchase or sale of a security. Moreover, this case is *not* governed by the federal or state securities laws or otherwise state any claims for fraudulent conduct, but is predicated on breaches of contract by PBHG Funds and the misconduct of the Pilgrim Baxter Defendants.

4. This Complaint is expressly limited to a Holders Class of persons who: (1) purchased shares of PBHG mutual funds before the Defendants' misconduct alleged herein; (2) held those shares during and after the misconduct alleged herein; and, (3) were thereby damaged.

5. This Complaint is explicitly limited to a Holders Class of persons damaged by holding shares of PBHG mutual funds and expressly does not allege or seek damages for fraud in connection with their initial purchase or sale of shares of PBHG mutual funds.

6. In breach of its identical contract with Plaintiff and members of the Holders Class, Defendant PBHG Funds, along with Defendants Pilgrim Baxter, Gary L. Pilgrim, and Harold Baxter (collectively the "Pilgrim Baxter Defendants") allowed favored investors to make exchanges between PBHG Funds and the PBHG Cash Reserves Fund, well in excess of the four (4) exchange limit, including *inter alia*, Appalachian Trails LLP ("Appalachian Trails"), Michael Christiani ("Christiani"), Wall Street Discount Corporation ("WSDC") and Alan Lederfeind ("Lederfeind").

7. The Defendants' breach of its identical contract with Plaintiff and Members of the Holders Class materially and substantially injured the Plaintiff and Members of the Holders Class.

II. JURISDICTION AND VENUE

8. This Court has jurisdiction in this action pursuant to 42 Pa. C.S.A. § 323.

9. The Philadelphia County Court of Common Pleas is the proper venue for this action pursuant to Pa.R.C.P. 1006, 2156 and/or 2179 because Defendant PBHG regularly conducts business in Philadelphia County.

III. PARTIES

A. THE PLAINTIFF

10. Plaintiff Eddie D. Garrett, is a Florida resident who owns a contract with PBHG Growth prior to June 1998, and held shares of PBHG Growth during the relevant time herein as set forth in his accompanying certification.

11. Plaintiff held shares in PBHG Growth Fund from 1996 to the present.

12. Plaintiff, who owns an equity interest in the PBHG Growth Fund, has standing to bring this this action.

B. THE DEFENDANTS

13. PBHG Funds, formerly PBHG Funds Inc., is the registrant and issuer of the shares of the PBHG Mutual Funds.

14. Defendant PBHG has twenty (20) mutual funds and is part of the $7.4 billion in assets managed by Pilgrim Baxter Defendants as of September 30, 2003. Each of the Pilgrim Baxter Mutual Funds, including the PBHG Growth Fund, PBHG Large Cap 20 Fund, PBHG Select Growth Fund and PBHG Technology and Communications Fund, are mutual funds that are managed by Defendant Pilgrim Baxter and are subject to identical contracts.

15. Each of the mutual funds referenced in this action are separately incorporated, but are controlled by the management company. Portfolio managers make the investment decisions for the mutual funds. These managers report to employees of the management company, not the mutual funds themselves.

16. Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") managed and advised the Pilgrim Baxter Mutual Funds during the holding period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day management of the Pilgrim Baxter/PBHG Mutual Funds. Pilgrim Baxter is a Pennsylvania citizen.

17. Defendant Gary L. Pilgrim ("Defendant Pilgrim") is a Pennsylvania citizen, and was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter.

18. Defendant Harold J. Baxter ("Defendant Baxter"), is a Pennsylvania citizen and was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter.

IV. <u>CLASS ACTION ALLEGATIONS</u>

19. Plaintiff brings this Class Action Breach of Contract Complaint against the Defendants on behalf of himself individually, and the Members of the Holders Class of persons similarly situated, who received a contract from PBHG mutual funds on or before June 1, 1998 <u>and</u> retained contract(s) from the date of purchase through the present ("Class Period").

20. Excluded from the Holders Class are PBHG Funds officers and directors, Defendants Pilgrim Baxter, Gary Pilgrim and Harold Baxter, members of the immediate family of each of the officers and directors of PBHG Funds, any entity in which PBHG Funds has a controlling interest, and the heirs, successors or assigns of any such excluded party. Also excluded from the Class are Appalachian Trails, Christiani, WSDC and Lederfeind.

21. The members of the Holders Class are so numerous that joinder of all members is impracticable and not susceptible to ascertainment until further discovery of the books and records in PBHG Fund's sole possession.

22. While the exact number of Class members is unknown to Plaintiffs at the present time, it is reasonably estimated that there are thousands of members of the Class, the exact number of which will be determined after further discovery of the books and records in Defendant PBHG Funds' sole possession.

23. Plaintiff will fairly and adequately represent and protect the interests of the Class and is prepared to bear the costs of proceeding with this action. Plaintiff is committed to vigorously prosecuting this action and has retained, and is relying upon, competent counsel very experienced in class action litigation who have carefully investigated documents in their possession and the public record concerning PBHG Funds. Plaintiff is a member of the Class and does not have interests antagonistic to or in conflict with other members of the Class.

24. There are questions of law and fact which are common to the Members of the Holders Class and which predominate over any questions affecting only individual Class members. Among the questions of law and fact common to the Class are:

(a) whether PBHG Funds allowed certain favored investors to make exchanges between PBHG Funds and the PBHG Cash Reserves Fund, in excess of an explicit four (4) exchange limitation.

(b) whether PBHG Funds' conduct constitutes a breach of its contract between it and the Plaintiffs and the Members of the Holders Class during the Class Period;

(c) whether PBHG Funds breached its duty of good faith and fair dealing to the Plaintiffs and the Members of the Holders Class in connection with the contractual promises in the prospectuses during the Class Period;

(d) whether Plaintiff and members of the Holders Class are entitled to the imposition of a constructive trust as a result of the Pilgrim Baxter Defendants' unjust enrichment; and

(e) whether Plaintiff and Members of the Holders Class have sustained damages.

25. Plaintiff's claims are typical of the claims of the Members of the Holders Class, and Plaintiff has the same interests as other members of the Holders Class. Plaintiff and all Members of the Holders Class sustained damages as a result of Defendants PBHG Funds' breach of contract with Plaintiffs and the Members of the Holders Class.

26. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable; a class action will avoid a multiplicity of actions and inconsistent adjudications; and the expense and burden of individual litigation over smaller claims makes it extraordinarily difficult for Members of the Holders Class members to redress the wrongs done to them individually.

27. Plaintiff knows of no other litigation by Members of the Holders Class involving the same contractual issues.

28. Plaintiff knows of no difficulty which will be encountered in the management of this litigation that would preclude its maintenance as a Class Action.

29. A class action is also a fair and efficient method of adjudicating the controversy because Defendants' conduct in permitting contractually-proscribed exchanges is applicable to all class members. As a result, final equitable relief is appropriate with respect to the class.

V. FACTUAL BACKGROUND TO ALL COUNTS

A. The PBHG Contract

30. Every mutual fund has a prospectus. The prospectus is the governing contractual instrument between an investor and a mutual fund. It provides the offer, including the material terms, including the rules governing trades in the mutual fund.

31. Plaintiff and Members of the Holders Class received PBHG Funds' identical contracts. These contracts provided the material contractual provisions which govern Plaintiff's and Members of the Holders Class' relationship with PBHG.

32. In June 1998, PBHG amended its contract to include a limitation on exchanges between any PBHG Fund and the PBHG Cash Reserves Fund, a money market fund. This amendment offered a unilateral change in the material terms of the ownership contract between PBHG Funds and its shareholders, including, *inter alia*, Plaintiff and Members of the Holders Class.

33. Plaintiff and Members of the Holders Class agreed to be bound by the *new* terms of the amended contract and chose to hold their respective shares in PBHG Funds.

B. Defendant PBHG Funds' Breach of Contract

34. In June 1998, Defendant PBHG Funds' amended its identical contract with fund shareholders, including, *inter alia,* Plaintiff and Members of the Holders Class, to include a promise that <u>all</u> investors would be limited to four (4) exchanges per year between PBHG Funds and the PBHG Cash Reserves Fund.

35. In breach of this unilateral contractual promise, Defendant PBHG Funds allowed certain favored contracting parties to make exchanges well in excess of the four (4) exchange limitation.

1. Pilgrim Baxter's Amended Contract – The Four Trade Limit

36. In June 1998, Defendant PBHG Funds unilaterally changed its identical contract with its shareholders, including, *inter alia,* Plaintiff and Members to of the Holders Class, to limit shareholders to four (4) exchanges annually from any of the PBHG funds to the PBHG Cash Reserves Fund (a money market fund):

> "The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months...
>
> ***The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The fund is not able to make exceptions to the redemption fee (even where redemptions result from required minimum distributions or the death of a shareholder.)"***
>
> "Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. ***Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year."***

37. The intended effect of the exchange limitation was to restrict the ability of market timing traders to exploit inefficiencies in fund pricing. Market timing traders are better equipped to exploit market inefficiencies if funds are readily available to make their transactions. By exchanging funds in and out of the PBHG Cash Reserves fund, market timing traders do not have to wait for transactions to settle before making their next transaction.

38. The PBHG amended contract ensured Plaintiff and Members of the Holders Class that PBHG would limit such exchanges in an effort to curb the harmful effects of market timing.

39. In breach of its contract with Plaintiff and Members of the Holder Class, Defendant PBHG Funds allowed certain investors to actively engage in a vast number of exchanges in and out of the PBHG Cash Reserves Fund.

40. As a result of this breach, Defendants reaped substantial profits at the expense of long-term investor Plaintiff and Members of the Holder Class.

41. On November 20, 2003, Eliot Spitzer, Attorney General for the State of New York succinctly described the breach when testifying about the conduct of Defendants Gary Pilgrim and Harold Baxter before the United States Senate Banking, Housing and Urban Affairs Committee:

> [Gary Pilgrim and Harold Baxter] served as directors of the various Pilgrim mutual funds and as fiduciaries of their investors' money. Nevertheless, when offered an opportunity to personally profit at the expense of their investors, they grabbed it. ***Although the Pilgrim Funds' prospectus prohibited shareholders from making more than four trades a year and their internal policies prohibited market timing, Mr. Pilgrim and his partners in another investment fund were permitted to engage in frequent market timing trades.*** Those trades were enormously profitable to Mr. Pilgrim and his partners, but were costly and detrimental to his shareholders. When Mr. Pilgrim was confronted with the choice between his lawful duty to investors and an unlawful opportunity for personal profit, he chose personal gain over his investors.

(Emphasis added).

2. Prohibited Market Timing At Pilgrim Baxter

42. As early as 1998, Defendant PBHG Funds recognized the adverse effects market timing had on their mutual funds. In response, Defendant PBHG Funds implemented an anti-market timing policy. By mid-1998, after complaints by several PBHG portfolio managers to PBHG senior management about the disruptive effect of market timing, the Defendant PBHG Funds announced a "timer policy."

43. Defendant PBHG Funds established a "timing police," to ferret out market timing activity.

44. A June 16, 1998 document entitled "MARKET TIMER POLICY" articulated the harm market timing causes long-term investors in PBHG mutual funds:

> Effective immediately, The PBHG Funds, Inc. (the "Fund") will institute a policy with respect to market timers. Exchange orders will not be accepted from any shareholder that is identified as a market timer. Market timers are shareholders that process more than four exchanges in and out of the Cash Reserves Money Market, or are exchanging from one fund to another. Market timers can have a significant impact on a portfolio manager's ability to effectively manage the assets of their funds. Portfolio activity generated by these cash flows can create capital gains and/or losses which result from the buying and selling of stock to cover the cash flows and generate additional transaction costs that are passed along to all of the underlying shareholders. These transactions also generate additional transaction cost [sic], which are passed along to all of the underlying shareholders. Therefore, the Fund implemented this procedure to protect the best interest of its long-term shareholders.

45. In recognition of the damaging effects of market timing, the Defendant PBHG Funds amended its contract with shareholders, promising that it would restrict exchanges in and out of the PBHG Cash Reserves Fund.

46. In breach of its identical contract with Plaintiff and Members of the Holders Class, Defendant PBHG Funds did not enforce the exchange limitation when it came to the trading of certain favored parties.

47. From at least 1998 until at least December 2001, numerous favored contracting parties engaged in market timing activity with PBHG Funds. In breach of its contract with Plaintiff and Members of the Holders Class, Defendants allowed these favored parties to make exchanges in and out of the PBHG Cash Reserves Fund, well in excess of the explicit four (4) exchange limitation.

3. The Two-Percent (2.00%) Fee

48. In addition to the restriction on exchanges between the PBHG Cash Reserves Fund, and in an effort to further discourage market timing and penalize those engaged in the harmful practice, Defendant PBHG Funds' identical contracts contain a two-percent 2% redemption/exchange fee for short term traders.

49. The PBHG Funds' contract details this two-percent (2.00%) redemption/exchange fee to be assessed against short-term exchangers of PBHG Funds. Under the heading, "Redemption/Exchange Fee for IRA Capital Preservation Fund", the PBHG contract reads, in pertinent part:

> The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months...***The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The fund is not able to make exceptions to the redemption fee (even where redemptions result from required minimum distributions or the death of a shareholder.)***

PBHG Class Shares Prospectus (Aug. 11, 2003), p. 108, (emphasis added).

50. While Plaintiff and the Members of the Holders Class were contractually bound to the short-term exchange fee, upon information and belief, and in further violation of the contract, Defendant PBHG Funds did not impose the 2.00% fee on certain favored investors, (Appalachian Trails, Christiani, WSDC and Lederfeind).

C. PBHG Funds Allows Appalachian Trails and WSDC to Maximize Their "Profits" From Prohibited Exchanges

1. Appalachian Trails' Market Timing Strategy

51. In breach of its contract with Plaintiff and Members of the Holders Class, Defendant PBHG Funds allowed Appalachian Trails to make a vast number of exchanges in and out of the PBHG Cash Reserves Fund, in furtherance of its market timing trading strategy.

52. Appalachian Trails' organizational documents state its assets will be moved:

> from a fully-invested position in selected stock mutual funds to a fully-invested position in selected fixed-income funds, when the General Partner interprets by its indicators that current risk is greater than return. When the potential return exceeds indicated risk, the General Partner will move the Fund's assets from a fully protected [position in] fixed income

> funds to a fully invested position in selected stock mutual funds to participate in anticipated market advances.

53. In explicit violation of the four (4) exchange limit in the identical contracts, Appalachian Trails' organizational documents reveal it was organized to execute between 10 and 50 exchanges per year between fixed income funds and stock mutual funds. Appalachian Trails' organizational documents explain the paramount necessity to make numerous exchanges as follows:

> In any given year the assets of the Fund have been invested in stock specific mutual funds lightly less than 50% of the time...[and] thus invested in fixed income mutual funds slightly greater than 50% of the time.... The reduced exposure to the stock mutual funds and the increased exposure to fixed-income mutual funds has resulted in a dramatic reduction of overall stock market risk with little or no loss in upside exposure because of the overall accuracy of our approach. The added advantage to this approach has been that during a rising interest rate environment, we benefited from those higher rates during the time we were invested in fixed-income mutual funds....

54. Upon information and belief, Appalachian Trails made in excess of 90 round-trip trades from the PBHG Growth Fund to the PBHG Cash Reserves Fund between March 2000 through December 2001.

55. A given exchange during this period sometimes exceeded $50,000,000. Appalachian Trails aggregate volume of trading during this period amounted to approximately $3.4 billion.

2. Wall Street Discount Corporation's Market Timing Strategy

56. In breach of its identical contract with Plaintiff and Members of the Holders Class, Defendant PBHG Funds allowed WSDC to make numerous exchanges in and out of the PBHG Cash Reserves Fund, well in excess of the four (4) trade limit.

57. Defendant PBHG Funds did not enforce the limit with regards to WSDC, Lederfeind and Lederfeind's clients.

3. **Other Market Timers**

58. In addition to Appalachian Trails and clients of WSDC, Defendant PBHG Funds further violated its express promise to limit exchanges between PBHG Funds and the PBHG Cash Reserves Fund.

59. In a December 8, 2000 e-mail, after receiving a report related to suspected timing activity, a member of the PBHG timing police wrote:

> What I am trying to get here is a picture of the timers using our funds. I estimate that there is about $500-$600 million of money that moves between the Cash and Equity Funds frequently. It can be tied to only a few accounts. As of April 20, 2001, an internal PBHG document reflects that timing assets in all PBHG funds amounted to more than $573 million.

D. Defendant PBHG Funds' Breach Injures Plaintiff and Members of Holders Class

60. Defendant PBHG Funds' breach caused a severe dilution in Plaintiff and Members of the Holders Class' respective fund positions.

61. In addition to share price dilution, Defendant PBHG Funds' breach of its contract with Plaintiff and Members of the Holders Class caused various other damages to Plaintiff and Members of the Holders Class.

62. As described in the PBHG contract with Plaintiff and Members of the Holders Class, "Frequent trading increases a Fund's turnover rate, and may increase its transaction costs, such as brokerage commissions. The increased transaction costs could detract from the Funds' performance. In addition, the sale of funds' securities may generate capital gains which, when distributed, may be taxable to [shareholders]."

63. Upon information and belief, the Defendants breach caused the Plaintiffs and Members of the Holders Class to incur increased transaction costs, such as brokers' fees.

64. Moreover, the increased trading conduct adversely affected the Plaintiff's and Members of the Holders Class' expense liability. Fund shareholders are responsible for fund operating expenses on an annual basis. These expenses are calculated as a percentage of a funds' average daily net assets. The rapid exchanges in and out of PBHG Funds detrimentally impacted the funds' daily net assets, thereby affecting the daily expense allocation.

COUNT I
<u>BREACH OF CONTRACT</u>
(Plaintiff and Members of Holders Class v. Defendant PBHG Funds)

65. Plaintiff incorporates the allegations in the foregoing paragraphs as if set forth more fully herein.

66. Defendant PBHG Funds had a contract with all investors in Pilgrim Baxter mutual funds, including Plaintiff.

67. Defendant PBHG Funds' issuance of the mutual fund prospectuses during the Class Period created an express or implied contract with investors in their funds, including Plaintiff and the Members of the Holders Class.

68. Defendant PBHG Funds expressly amended its contract mutual fund investors, including Plaintiff and Members of the Holders class to limit all PBHG shareholders to four (4) exchanges in a calendar year between PBHG Funds and the PBHG Cash Reserves Fund.

69. Plaintiffs and Members of the Holders Class accepted PBHG Funds unilateral amendment of the contract and continued to hold their respective shares.

70. As set forth at length above, Defendant PBHG Funds breached its contracts with Plaintiff and the Members of the Holders Class when it permitted Appalachian Trails, Christiani,

WSDC and Liederfeind, in addition to others, to make hundreds of exchanges in PBHG funds in excess of the four exchange limit.

71. Defendant PBHG Funds' breaches caused investors in PBHG mutual funds, including Plaintiff and the Members of the Holders Class to suffer damages.

72. As a result of Defendant PBHG Funds' breaches, Plaintiff suffered injuries which include significantly lowered NAV in their PBHG funds, increased transaction costs and management fees, realization of undesirable tax consequences (including capital gains/losses), redemption demands by the preferred Appalachian Trails Christiani, WSDC and Liederfeind market timers which forced the PBHG Funds to sell stock in a falling market, (thereby compounding Plaintiff's injuries).

73. As a result of Defendant PBHG Funds' misconduct, Plaintiff and the Members of the Holders Class member have been injured.

74. Plaintiff and the class leader have incurred damages as a result of the Defendant PBHG Funds' breaches of contract to be determined at trial.

WHEREFORE, Plaintiff and Members of the Holders Class demand judgment in their favor on Count I of the Complaint, compensatory damages; interest; attorneys' fees; accountants' fees; expert fees; costs; and all such further relief as this Court shall deem just and proper.

COUNT II
<u>BREACH OF DUTY OF GOOD FAITH AND FAIR DEALING</u>
(Plaintiffs and Members of Holders Class v. PBHG Funds)

75. Plaintiffs repeat and reallege each and every allegation contained in the foregoing paragraphs, as if fully set forth herein.

76. During the Class Period, Defendant PBHG Funds entered into contracts with the Plaintiff and Members of the Holders Class members through the issuance and distribution of the mutual fund prospectuses during the Class Period.

77. Every contract imposes on each party the duty of good faith and fair dealing in its formation, performance and enforcement. Defendant PBHG Funds was obligated to exercise good faith and reasonable skill in satisfying the terms of the prospectuses and other dealings with its mutual fund investors, including Plaintiff and the Members of the Holders Class.

78. Defendant PBHG Funds breached its duty of good faith and fair dealing by permitted this prohibited timed trading all to the financial detriment of the Plaintiff, and Members of the Holders Class.

79. Plaintiff, through the exercise of due diligence and reasonable care, became aware of Defendant PBHG Funds' misconduct, as alleged herein.

80. As a direct and proximate result of the foregoing, the Plaintiff and Members of the Holders Class have suffered injuries as set forth at length in the preceding paragraphs.

WHEREFORE, Plaintiff and Members of the Holders Class demand judgment in their favor on Count II of the Complaint, compensatory damages; interest; attorneys' fees; accountants' fees; expert fees; costs; and all such further relief as this Court shall deem just and proper.

COUNT III
UNJUST ENRICHMENT
(Plaintiff and Members of the Holders Class v. All Defendants)

81. Plaintiff incorporates the allegations in the foregoing paragraphs as set forth more fully herein.

82. Plaintiff and the Holders Class conferred a benefit on all Defendants, in the form of their funds in the PBHG mutual funds.

83. Defendants appreciated the benefit by using these funds to generate secret and prohibited profits from their improper timed trading activity and it would be inequitable for the benefit to be retained without repayment to Plaintiff.

84. As described herein, during the Class Period, the Defendants improperly and unjustly enriched themselves itself in excess of several millions of dollars based upon Defendant PBHG Funds' breaches of contract and the breaches of the implied covenant of good faith and fair dealing.

85. The Defendants must not be permitted to retain the substantial multi-million dollar gains which it has been unjustly enriched based upon their secret and prohibited market timing trading.

86. Plaintiff became aware, through public disclosures, of Defendants' improper, secret and prohibited market timing trading.

87. As a result of the PBHG Funds' breaches, Plaintiffs suffered injuries as set forth in the preceding paragraphs.

88. Plaintiff and Members of the Holders Class are entitled to reimbursement of all gains and benefits which have unjustly enriched all Defendants during the Class Period.

89. Absent an immediate order placing such funds in escrow, the imposition of a constructive trust upon Defendants' gains during the Class Period is mandated by Defendants' prohibited market timing trading, as fully set forth herein.

90. Absent the imposition of a constructive trust, Defendants will continue to profit and reward themselves with substantial benefits unjustly gained by their improper, secret and prohibited market timing trading.

WHEREFORE, Plaintiffs and Members of the Holders Class demand judgment in their favor on Count III, including the imposition of a constructive trust upon Defendants' improper enrichment until such reimbursements have been made; attorneys' fees; accountants' fees; expert fees; costs; and all other relief which this Court deems just and proper.

JURY DEMAND

Plaintiffs demand a jury trial on all issues so triable.

Respectfully submitted,

OF COUNSEL
ELLIOTT REIHNER
& SIEDZIKOWSKI, P.C.

JOHN M. ELLIOTT
TIMOTHY T. MYERS
MARK A. KEARNEY
THOMAS N. SWEENEY
J. FRED LORUSSO
Union Meeting Corporate Center V
925 Harvest Drive, Suite 300
P.O. Box 3010
Blue Bell, PA 19422
215-977-1000

and

CO-COUNSEL
NICHOLAS A. CLEMENTE, P.C.

NICHOLAS A. CLEMENTE
123 South Broad Street, Suite 1970
Philadelphia, PA 19109
(215) 790-4000

Attorneys for Plaintiff and
Class Members

DATE: March , 2004

VERIFICATION

I, Eddie D. Garrett, hereby depose and state subject to the penalties of 18 Pa.C.S. §4904, that the information set forth in the foregoing Complaint is true and correct to the best of my personal knowledge, information and/or belief.

Eddie D. Garrett

PBHG FUNDS

PBHG Class Shares

PROSPECTUS August 11, 2003

Growth Funds

PBHG Emerging Growth Fund
PBHG Growth Fund
PBHG Large Cap 20 Fund
PBHG Large Cap Growth Fund
PBHG Select Growth Fund
PBHG Strategic Small Company Fund

Blend Funds

PBHG Disciplined Equity Fund
PBHG Focused Fund
PBHG Large Cap Fund
PBHG Mid-Cap Fund
PBHG Small Cap Fund

Value Funds

PBHG Clipper Focus Fund
PBHG Small Cap Value Fund

Specialty Funds

PBHG REIT Fund
PBHG Technology & Communications Fund

Fixed Income Funds

PBHG Intermediate Fixed Income Fund
PBHG IRA Capital Preservation Fund

Money Market Funds

PBHG Cash Reserves Fund

The Securities and Exchange Commission has not approved or disapproved any Fund shares or determined whether this Prospectus is truthful or complete. Anyone who tells you otherwise is committing a crime.

Written Redemption Orders

Some circumstances require written sell orders along with medallion signature guarantees.

These include:

- Redemptions in excess of $50,000;
- Requests to send proceeds to a different address or payee;
- Requests to send proceeds to an address that has been changed within the last 30 days; and
- Requests to wire proceeds to a different bank account.

A medallion signature guarantee helps to protect you against fraud. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) and New York Stock Exchange, Inc. Medallion Signature Program (NYSE MSP). Signature guarantees from financial institutions which are not participating in one of these programs or notary publics will not be accepted. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee is authentic.

Redemption/Exchange Fee for IRA Capital Preservation Fund

The IRA Capital Preservation Fund will deduct a 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. In determining how long shares of the Fund have been held, PBHG Funds assumes that shares held by the investor the longest period of time will be sold first.

The Fund will retain the fee for the benefit of the remaining shareholders. The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. The Fund also charges the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The Fund is not able to make exceptions to the redemption fee (even where redemptions result from required minimum distributions or the death of a shareholder).

Exchanges Between Funds

You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. Simply mail, telephone, or use the Fund's internet website to provide your exchange instructions to the transfer agent. Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year.